On September 16, 2011, the Board of Trustees of State Farm Mutual Fund Trust (the "Trust"), upon the recommendation of the Audit Committee of the Board of Trustees of the Trust (the "Audit Committee"), ratified the Audit Committee's appointment of PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm to the Trust for its fiscal year ending December 31, 2011, to be effective upon the resignation of Ernst & Young LLP ("E&Y") from that position.

Effective September 19, 2011, E&Y resigned as independent registered public accounting firm to the Trust. For the fiscal years ended December 31, 2010 and December 30, 2009, and during the interim period commencing
January 1, 2011 and ended September 19, 2011 (the date of E&Y's resignation as independent registered public accounting firm to the Trust), E&Y served as the Trust's independent registered public accounting firm with respect to the fifteen separate investment portfolios of the Trust (together the "Funds"). For the fiscal years ended December 31, 2010 and December 30, 2009, E&Y's audit reports concerning the Funds contained no adverse opinion or disclaimer of opinion; nor were its reports qualified or modified as to uncertainty, audit scope, or accounting principles. Further, in connection with its audits for the fiscal years ended December 31, 2010 and December 30, 2009, and through September 19, 2011, there were no disagreements between the Trust and E&Y on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of E&Y, would have caused it to make reference to the disagreements in its reports on the financial statements for such periods. In addition, there were no reportable events of the kind described in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

During the Trust's fiscal years ended December 31, 2010 and December 30, 2009, and the interim period ended September 19, 2011, neither the Trust nor anyone on its behalf consulted PwC concerning (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Trust's financial statements or (ii) the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(v) of said Item 304).

The Trust has requested E&Y to furnish it with a letter addressed to the Securities and Exchange Commission stating whether E&Y agrees with the statements contained above. A copy of the letter from E&Y to the Securities and Exchange Commission is filed as an exhibit hereto.

Exhibit

February 24, 2012



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720



Gentlemen:

We have read Sub-Item 77K of Form N-SAR dated December 31, 2012, of
State Farm Mutual Fund Trust and are in agreement with the statements in the second paragraph. We have no basis to agree or disagree with the other statements of the registrant therein.

      /s/ERNST & YOUNG LLP